Notice of Exempt Solicitation

Name of Registrant: Moderna

Name of Person Relying on Exempt Solicitation: Oxfam America

Address of Person Relying on Exempt Solicitation: 77 North Washington Street, Suite 5-1, Boston, MA 02114

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Oxfam America urges you to vote FOR the Shareholder Proposal on the feasibility of transferring intellectual property at Moderna’s annual meeting of shareholders on May 3, 2023.

I.	SUMMARY OF RESOLUTION

RESOLVED that shareholders of Moderna Inc. (“Moderna”) ask the Board of Directors to commission a third-party report to shareholders, at reasonable expense and omitting confidential and proprietary information, analyzing the feasibility of promptly transferring intellectual property (“IP”) and technical knowledge (“know-how”) to facilitate the production of COVID-19 vaccine doses by additional qualified manufacturers located in low- and middle-income countries (LMICs), as defined by the World Bank.

Supporting Statement

COVID-19 vaccines are lifesaving, but inequitable access has needlessly cost lives and livelihoods throughout the world. 1 Vaccine access inequities persist today despite increased supply, 2 in part due to grossly inequitable distribution by pharmaceutical companies. LMICs continue to call for sustainable local manufacturing as the solution to ensure timely, equitable, and reliable access to lifesaving vaccines. Sustainable access to COVID-19 vaccines is vital for controlling the COVID-19 pandemic, reducing hospitalizations and deaths- which continue at unacceptably high levels, 3 protecting against long-term health consequences, restoring economic health, and stemming the emergence of new variants. Failure to ensure equitable, sustainable access to vaccines has public health and financial consequences, including for Moderna and its stockholders. A report analyzing the feasibility of sharing IP and know-how could help investors evaluate whether Moderna’s actions pose a material risk to shareholders’ interests.

Moderna should commission a third-party report on the feasibility of sharing IP and know-how with qualified manufacturers for the following reasons:

1.	Moderna faces significant reputational and business risks for failing to ensure equitable access to its COVID-19 vaccine.

This communication should not be construed as soliciting authority to vote any shareholder’s proxy, and no proxy cards will be accepted. Please vote your proxy in accordance with the instructions set forth in Moderna’s proxy statement.

2.	Refusal to disseminate IP and technology risks increased regulation and government oversight.

3.	Refusal to share vaccine technology may jeopardize its long-term relationship with the US government in ways that create risk to investors.

4.	Moderna is missing potential revenue opportunities and creating a potential market for competitors.

5.	Failure to transfer intellectual property and know-how contributes to financial harm and undermining of the global economy.

II.	ARGUMENTS IN FAVOR OF A “FOR” VOTE

1.	Moderna faces significant reputational and business risks for failing to ensure equitable access to its COVID-19 vaccine.

Moderna has accrued over $36.3 billion in COVID-19 vaccine sales revenues through 2022. 4 As Moderna has already made billions in revenue from its publicly funded vaccine, the company faces even greater reputational scrutiny for perceived “profiteering” on technology that could be shared with many countries where people are still vulnerable. 5 Moderna’s continued refusal to transfer mRNA technology has already and could continue to damage the company’s reputation.

High-profile media outlets have published disparaging coverage throughout the pandemic suggesting Moderna’s “greed” and “bullying” contributed to the vaccine inequities that persist today. 6 A New York Times article named Moderna among companies keeping “prepayments for canceled Covid shots for the world’s poor,”a7 despite the substantial revenues the company has brought in. Recent reports of planned US vaccine price hikes have added to this negative publicity over Moderna’s management of access, with policymakers and media pieces like those in Fox News and LA Times calling out Moderna’s “unacceptable corporate greed” and “moral depravity,” suggesting the industry is “cheating taxpayers” and “getting away with murder.” 8 This public criticism has inflicted measurable negative impacts for shareholders; as Business Insider reported, Moderna’s stocks “plunged” by 16% in December following social media comments about Moderna’s “obscene” profits. 9 Recent media coverage from the Boston Globe, Stat News and others reminds readers of the role public researchers and funding played in co-inventing the vaccine, suggesting that the US government should do more to intervene. 10

Moderna’s handling of its IP and technology may add to reputational risk as the company litigates patent infringement cases involving its mRNA technology, 11 inviting potential criticism for the company’s hypocrisy. In a lawsuit between Moderna and Pfizer over COVID-19 vaccine-related intellectual property, Pfizer highlights that technological sharing was required to develop COVID-19 vaccines and combat the pandemic. Pfizer argues that Moderna is ignoring the contributions of others, including National Institutes of Health (NIH) researchers. 12 Relatedly, media reports note Moderna’s use of a US government patent and that the company has highlighted its own use of compulsory licensing as a defense in separate lawsuits against Arbutus Biopharma Corp. and Alnylam Pharmaceuticals Inc. In those cases, Moderna argues the COVID-19 crisis is exactly the kind of situation for which government use licenses are intended. 13 Moderna is attempting to have its cake and eat it too—acknowledging its own reliance on the knowledge and expertise from others while refusing to share its technological know-how with LMICs, an untenable position.

_____________________________

a The article does not specify how much money Moderna kept in prepayments but does note Moderna offered a $58 million credit expiring in 2030.

2

Moderna’s belated voluntary measures to ensure equitable access are too little, too late. Moderna states it will supply its vaccine to LMICs, extend its patent pledge for some countries while ending it for others, and plans to eventually begin construction on a Moderna-owned facility in Kenya that will take up to four years to complete. 14 (A deal for which was only finalized late March 2023). 15 These belated half-measures do not address countries’ requests for support in establishing independent local manufacturing, nor do they assure countries that they will not again be at the back of the line should there be future supply crunches.

This reputation is especially detrimental to the company that has an incredibly small portfolio – COVID-19-related vaccines remain its only products on the market – and is positioning itself as a developer of vaccines that can stop future virus outbreaks from turning into pandemics. 16 Unlike its competitors that have diversified product portfolios, Moderna’s reputation hinges entirely on its COVID-19 vaccines. By not sharing its technology and know-how with LMICs during an ongoing public health emergency, Moderna risks tarnishing its reputation and chances for the success and support of future products.

2.	Moderna could face increased regulatory risks during and after the COVID-19 pandemic due to its failure to sustain adequate supply.

Moderna’s failure to deliver sustainable equitable access to its vaccine invites potential increased regulation and oversight from governments. If governments cannot trust that companies will make their lifesaving products accessible in an equitable, timely and sustainable way, they may impose new rules impacting the control of pandemic technologies that leave the company with less control.

The lessons learned from this pandemic on whether and how companies made their products and technological know-how available also have implications for future global public health needs and how future Moderna products may be governed. Governments already agreed to relax certain patent rules for COVID-19 vaccines at the World Trade Organization, 17 despite strong opposition from the pharmaceutical industry. 18 Governments are also considering what rules may be applied for future pandemic health needs through the World Health Organization’s (WHO) discussions on pandemic prevention, preparedness and response. The discussion draft for a potential agreement proposes greater transparency of public funding of pandemic response products, measures to promote access to the results of publicly funded research, and other measures to improve access to pandemic products, including references to IP waivers. 19 Thus governments may have options to compel sharing of IP in pandemic contexts in response to access challenges.

The recent passage of the US Inflation Reduction Act also points to the potential costs to industry when governments are forced to intervene to improve affordable access to medical tools. In response to public outcry over the high prices of medicines, Congress passed the Inflation Reduction Act, which, among other things, permits price negotiations for certain medicines under Medicare. Moody’s warns that the $100 billion in savings the US government will generate over 10 years by negotiating prices will be “generally borne by the industry.” 20

3

3.	Moderna’s refusal to share vaccine technology may jeopardize its long-term relationship with the US government in ways that create risk to investors.

The criticism Moderna faces for abusive patenting practices and profiteering could threaten Moderna’s relationship with the US government, 21 funder of several Moderna projects. 22

The US government appealed to the company to do more to ensure equitable access to its COVID-19 vaccine, 23 and more recently has said Moderna’s anticipated US price hikes of up to $130 per dose are “hard to understand or justify.” 24 Moderna’s stock price has previously been impacted by reports of disputes with the US government, dropping on the day The New York Times and Forbes published stories about the company’s inventorship dispute with the NIH, and falling to a five-month low two days after those publications. 25

Moderna’s inadequate measures to ensure equitable access to its vaccine in the US and globally could undermine its future relationship with the US government with respect to access to new technologies developed by the federal government (or with federal funding), partnerships with the US government to develop new technologies, as well as its commercial relationship with the US government in a highly competitive market. Alienating an important collaboration, funding and procurement partner – particularly when a company has a single profitable product – presents a serious risk to investors. Taking steps to ensure wider sharing of IP and know-how for this vaccine developed in partnership with the US government could help offset some of this risk.

4.	Moderna is missing potential revenue opportunities, creating potential for competitors.

Moderna’s refusal to license key COVID-19 vaccine technology may have caused the company to miss out on potential revenue and has increased competitors in the vaccine space. 26 By not ensuring equitable access to its COVID-19 vaccines when demand was high across all countries, Moderna lost out on sales revenues. Delayed and unpredictable deliveries hampered national vaccine roll out plans. 27 Opportunities to build infrastructure, support and funding to enable vaccine roll out have since diminished. As health officials in LMICs have suggested, had doses arrived earlier, coverage would now be higher. 28 Instead, coverage gaps have persisted even after supplies belatedly became available to LMICs. In response to these challenges, Moderna and shareholders missed out on millions of dollars due to expenses, “write-downs” and missed opportunities to capture demand when countries around the world urgently sought doses. 29

Failing to partner with any of the 120 manufacturers in LMICs that could produce the vaccines may also mean leaving profits on the table and incentivizing other manufacturers to develop their own mRNA COVID-19 vaccines. 30 Rather than earning licensing profits, Moderna is making it more likely that competitors will emerge. The WHO and South African biopharmaceutical Afrigen have already teamed up with more than a dozen LMIC manufacturers to develop a vaccine similar to Moderna’s, 31 and half a dozen companies based in LMICs were in clinical trials or approved with mRNA vaccines as of September 2022. 32

4

We believe that technology transfer provides a durable strategy to assure supply and secure revenues, enabling LMICs to manage their own manufacturing capacity while Moderna can collect licensing revenues without bearing costs of lost sales. Given that its COVID-19 mRNA vaccine is Moderna’s sole profit-generating product, encouraging a crop of competitors poses a significant risk for investors.

5.	Moderna’s failure to transfer IP and know-how contributes to financial harm by undermining the global economy.

In 2023, access to lifesaving COVID-19 vaccines remains highly inequitable, in part due to inequitable initial distributions by pharmaceutical companies. As of January 2023, 75% of people in high-income countries are fully vaccinated, compared to 25% of people in low-income countries.2 COVID-19 vaccine inequities have contributed to illness and deaths and may contribute to the emergence of new variants and increased risk of long COVID. 33 These consequences have negatively impacted LMICs’ economies and overall global economic recovery.

The International Chamber of Commerce warned that failure to ensure developing economies have access to vaccines would cost the global economy as much as $9.2 trillion, and that half of these losses would fall on advanced economies. 34 The Economist Intelligence Unit projected that vaccine inequity would cost the global economy US$ 2.3 trillion between 2022 and 2025. 35

The WHO suggests that “tens of millions, and perhaps more, have contracted long COVID, and about 15% of those diagnosed with the condition have experienced symptoms for at least 12 months.” 36 The effects of long COVID leave many unable to rejoin the workforce for extended periods, hurting the economy. For example, researchers have estimated that long COVID has affected 23 million Americans and has cost the US economy $3.7 trillion, damages equivalent to that of the Great Recession. 37 For investors who have holdings across sectors, the pandemic’s continued drag on the global economy, due in part to lack of equitable, sustainable access to vaccines, can damage their broader portfolio of investments.

III.	CONCLUSION

Moderna’s refusal to transfer lifesaving technology to manufacturers in LMICs jeopardizes investors’ long-term financial returns, by missing out on potential additional revenues, threatening the value of diversified investors’ portfolios as the pandemic continues, sullying the company’s reputation, risking undermining its relationship with the US government, and inviting regulatory scrutiny. Moderna’s voluntary measures to supply its vaccine to certain LMICs are insufficient, and the company’s image and investors’ portfolios may continue to suffer due to its failure to promote equitable access to the vaccine. Moderna’s approach may even undermine the company’s ability to control future products as governments consider regulatory changes to promote equitable distribution of COVID-19 products. The report sought by the Proposal would help investors understand how these issues have been considered in the company’s management of its high-revenue COVID-19 vaccine.

5

Proponents urge investors to vote ‘For’ the shareholder proposal and ask Moderna to analyze the feasibility of sharing IP and technical know-how of its COVID-19 vaccine with qualified manufacturers in LMICs.

For more information, please contact Jennifer Reid at jennifer.reid@oxfam.org.

_______________________________

1 https://pubmed.ncbi.nlm.nih.gov/35753318/

2 https://ourworldindata.org/covid-vaccinations

3 https://ourworldindata.org/covid-deaths

4 https://investors.modernatx.com/news/news-details/2023/Moderna-Reports-Fourth-Quarter-and-Fiscal-Year-2022-Financial-Results-and-Provides-Business-Updates/default.aspx

5 https://www.nature.com/immersive/d41586-022-01898-3/index.html

6 https://www.nytimes.com/2021/10/09/business/moderna-covid-vaccine.html; https://www.bloomberg.com/press-releases/2021-11-05/ahf-global-vax-advocates-to-target-moderna-greed-murderna-with-daily-protests; https://www.washingtonpost.com/enterprise/moderna-to-uncle-sam-my-vaccine-not-yours/2021/11/12/8fedfca0-43b8-11ec-9404-50a28a88b9cd_story.html; https://www.marketwatch.com/story/will-corporate-greed-prolong-the-covid-19-pandemic-11620327014

7 https://www.nytimes.com/2023/02/01/health/covid-vaccines-covax-gavi-prepayments.html

8 https://www.sanders.senate.gov/wp-content/uploads/Moderna-Letter-01.09.2023.pdf; https://www.foxnews.com/opinion/greedy-pharma-firms-rip-off-americans-while-pfizer-moderna-swim-profits; https://www.latimes.com/business/story/2023-01-24/column-moderna-and-pfizer-are-jacking-up-the-price-of-covid-vaccines-the-government-should-stop-them; https://twitter.com/RepKatiePorter/status/1618420277389529088;

9 https://markets.businessinsider.com/news/stocks/moderna-biontech-stock-price-bernie-sanders-tweet-control-greed-vaccines-2021-12

10 https://www.bostonglobe.com/2023/01/29/opinion/moderna-is-planning-dramatically-raise-price-its-covid-vaccine-biden-shouldnt-let-it/; https://www.statnews.com/pharmalot/2023/01/09/moderna-covid19-vaccine-pfizer-patents/; https://www.latimes.com/business/story/2023-01-24/column-moderna-and-pfizer-are-jacking-up-the-price-of-covid-vaccines-the-government-should-stop-them; https://prospect.org/health/2023-01-23-moderna-covid-vaccine-price-hike-bernie-sanders/

11 https://investors.modernatx.com/news/news-details/2022/Moderna-Sues-Pfizer-and-BioNTech-for-Infringing-Patents-Central-to-Modernas-Innovative-mRNA-Technology-Platform/default.aspx; https://www.reuters.com/legal/moderna-sues-pfizer-patent-owners-fight-over-mrna-vaccine-technology-2022-08-26/; https://www.reuters.com/legal/pfizer-biontech-countersue-moderna-over-covid-19-vaccine-patents-2022-12-05/

12 https://www.reuters.com/legal/pfizer-biontech-countersue-moderna-over-covid-19-vaccine-patents-2022-12-05/

13 https://www.statnews.com/pharmalot/2021/03/25/covid19-coronavirus-vaccnie-moderna-patents-nih-hhs/; https://theintercept.com/2022/08/23/covid-vaccine-patents-moderna-big-pharma-section-1498/

14 https://www.fiercepharma.com/manufacturing/moderna-taps-kenya-site-500m-mrna-manufacturing-facility

15 https://investors.modernatx.com/news/news-details/2023/Moderna-Finalizes-Agreement-with-the-Government-of-the-Republic-of-Kenya-to-Establish-an-mRNA-Manufacturing-Facility/default.aspx

16 https://www.modernatx.com/en-US/research/product-pipeline; https://www.pharmaceutical-technology.com/news/moderna-takes-aim-at-global-expansion-plans-with-manufacturing-ramp-up/

17 https://www.wto.org/english/news_e/news22_e/mc12_17jun22_e.htm

18 https://ifpma.org/news/pharmaceutical-industry-expresses-deep-disappointment-with-decision-on-waiving-intellectual-property-rights-adopted-at-the-world-trade-organization-ministerial-conference/

19 https://www.keionline.org/wp-content/uploads/WHO-zero-draft-pandemic-treaty-1Feb2023.pdf

20 https://www.fiercepharma.com/pharma/us-drug-pricing-reform-here-effects-wont-be-felt-some-time-analysts

21 https://www.nature.com/immersive/d41586-022-01898-3/index.html; https://www.nih.gov/news-events/news-releases/promising-interim-results-clinical-trial-nih-moderna-covid-19-vaccine; https://www.warren.senate.gov/newsroom/press-releases/warren-merkley-and-jayapal-lead-colleagues-in-urging-the-biden-administration-to-review-moderna-hhs-contract-and-expand-global-covid-19-vaccine-access

6

22 https://d18rn0p25nwr6d.cloudfront.net/CIK-0001682852/ffa50947-bd8a-4758-890d-cccbbfee7648.pdf

23 https://www.nytimes.com/2021/09/22/us/politics/covid-vaccine-moderna-global.html

24 https://www.bostonglobe.com/2023/01/29/opinion/moderna-is-planning-dramatically-raise-price-its-covid-vaccine-biden-shouldnt-let-it/

25 On November 13, 2021, Moderna’s stock price sunk to its lowest level since June 2021 - $225.82. (Note the stock had already started to dip as a result of disappointing Q3 report that showed Moderna had underdelivered on its promised vaccines by a significant volume). The history of Moderna’s stock price may be found here: CNBC, Moderna, Inc., https://www.cnbc.com/quotes/MRNA (last accessed Dec. 11, 2021).

26 https://www.cnbc.com/2022/05/12/covid-nih-licenses-key-covid-vaccine-technology-to-who-so-other-countries-can-develop-shots.html

27 https://itpcglobal.org/blog/resource/mapping-covid-19-access-gaps-results-from-14-countries-and-territories/

28 https://www.politico.com/news/2022/09/14/global-covid-pandemic-response-bill-gates-partners-00053969

29 https://investors.modernatx.com/news/news-details/2022/Moderna-Reports-Third-Quarter-2022-Financial-Results-and-Provides-Business-Updates/default.aspx#:~:text=Net%20Income%3A%20Net%20income%20decreased,the%20same%20period%20in%202021.

30 https://www.hrw.org/news/2021/12/15/experts-identify-100-plus-firms-make-covid-19-mrna-vaccines

31 https://www.reuters.com/world/africa/approval-covid-vaccine-made-south-africa-could-take-3-years-who-says-2022-02-04/; https://fortune.com/2022/02/04/south-africa-afrigen-moderna-covid-vaccine-mrna-who-hotez-corbevax/

32 https://www.science.org/content/article/new-crop-covid-19-mrna-vaccines-could-be-easier-store-cheaper-use

33 https://pubmed.ncbi.nlm.nih.gov/35753318/; https://www.who.int/news-room/feature-stories/detail/the-effects-of-virus-variants-on-covid-19-vaccines; https://www.gavi.org/vaccineswork/covid-19-vaccination-protects-against-long-covid

34 https://iccwbo.org/media-wall/news-speeches/study-shows-vaccine-nationalism-could-cost-rich-countries-us4-5-trillion/

35 https://www.eiu.com/n/campaigns/how-much-will-vaccine-inequity-cost/#mktoForm_anchor

36 https://www.theguardian.com/society/2022/oct/12/long-covid-who-director-general-oped-tedros-adhanom-ghebreyesus

37 https://www.cnbc.com/2022/11/30/why-long-covid-could-be-the-next-public-health-disaster.html

7